CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                               CHICAGO, IL 60603


                                 March 12, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


     Re:           PRE 14A: First Trust Exchange-Traded Fund IV
          --------------------------------------------------------------

Dear Mr. Gregory:

     With respect to its series, the First Trust Heitman Global Prime Real Estate ETF, First Trust Exchange-Traded Fund IV (the "Trust") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") on January 29, 2018. The Proxy Statement includes proposals for the Fund's shareholders to approve a new investment sub-advisory agreement and two new investment sub-sub-advisory agreements (the "Proposals"). This letter responds to comments that you provided in a telephone conference with the undersigned on February 9, 2018. For your convenience, the substance of those comments has been restated below. The Trust's response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Proxy Statement.

         COMMENT 1

     In the penultimate sentence of the third paragraph of the Letter to Shareholders, please change "is not expected to" to "will not" or explain why this change cannot be made. Please make conforming changes to ensure that statements elsewhere in the Proxy Statement are consistent with the definitive nature of the statements set forth under the heading "Board Considerations."

         RESPONSE 1

     The Letter to Shareholders and Proxy Statement have been revised to respond to your comment, including changing "is not expected to" to "will not" in the referenced sentence so that it now reads as follows: "It is important to note that the Transaction will not impact the day-to-day operations of the Fund, and the portfolio managers of the Fund will remain the same."

         COMMENT 2

     In the third paragraph under the heading "Background and Reason for Meeting," please confirm that the statement in the last sentence (i.e., that no one individual holds more than 10% of a controlling interest in KE I) is true post-Transaction.

         RESPONSE 2

     The Sub-Adviser revised the referenced sentence so that it will read as follows: "No one individual holds a 10% or more controlling interest in KE I."

         COMMENT 3

     In the fourth paragraph under the heading "Background and Reason for Meeting," please revise the penultimate sentence (which indicates that as a result of the Transaction, Heitman LLC is wholly owned by its "senior management") to clarify the ownership structure of the Sub-Adviser and Sub-Sub-Advisers and re-word so that it is consistent with the information regarding KE I provided earlier.

         RESPONSE 3

     In response to your comment, the referenced sentence has been replaced with the following: "Accordingly, as a result of the Transaction, Heitman LLC is wholly owned by the members of KE I, which consist of senior officers and investment personnel of Heitman LLC and its operating subsidiaries, including the members of the Heitman Securities Group. As indicated above, HRES, Heitman HK and Heitman GmbH are each a wholly-owned subsidiary of Heitman LLC."

         COMMENT 4

     Supplementally, please indicate whether any members of the Board are also members of the Sub-Adviser or either of the Sub-Sub-Advisers (or the boards thereof, as applicable), or whether Item 22(c)(5) and/or Item (c)(6) are relevant. If relevant, please revise the Proxy Statement to include the appropriate disclosures.


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


         RESPONSE 4

     The Trust has confirmed that no members of the Board are members of the Sub-Adviser or a Sub-Sub-Adviser (or of a board of any of the foregoing), and that nothing is required to be disclosed under Item 22(c)(5) or Item 22(c)(6).

         COMMENT 5

     Please revise the last sentence of the sixth paragraph under the heading "Background and Reason for Meeting" so that any material differences are briefly described. In addition, please indicate whether the Fund will continue to be managed in the same way. Further, please indicate what will happen if one or more of the New Agreements are not approved by shareholders. Are the proposals contingent on one another?

         RESPONSE 5

     In response to your comment, the referenced disclosure has been revised to read as follows:

      "Under the terms and provisions of the New Agreements, the Fund will continue to be managed in the same manner as under the corresponding Prior Agreements. As described in further detail in each of the Proposals, most of the terms and provisions of each New Agreement are the same as the corresponding terms and provisions of the applicable Prior Agreement; however, each New Agreement will have a new effective date and initial term, and in Proposal 1, a minor adjustment has been made to the provisions relating to calculation of compensation to reflect that the Fund has been operating for more than one year.

     The approval of each New Agreement is contingent on the approval of each of the other New Agreements. Therefore, if any one of them is not approved by shareholders, then none of them will become effective."

         COMMENT 6

     With respect to the discussion under the sub-heading "Portfolio Management" under the heading "Background and Reason for Meeting," in the last sentence, please affirmatively indicate whether the portfolio managers will remain the same if the New Agreements are approved.

         RESPONSE 6

     In response to your comment, the last sentence has been revised to read as follows: "They will continue to serve as portfolio managers to the Fund if shareholders approve each applicable New Agreement."

         COMMENT 7

     With respect to the discussion under the sub-heading "Section 15(f) of the 1940 Act" under the heading "Background and Reason for Meeting," please disclose affirmatively that the Fund will continue to meet the first requirement for the three-year period immediately following the consummation of the Transaction. Additionally, please add a representation that the applicable parties will not impose or seek to impose an "unfair burden" on the Fund as a result of the Transaction.

         RESPONSE 7

     In response to your comment, with respect to the first condition, the following has been added: "During the three-year period immediately following the consummation of the Transaction, it is anticipated that at least 75% of the Trustees will not be 'interested persons' (as defined in the 1940 Act) of the Sub-Adviser or either Sub-Sub-Adviser." Please note that the phrase "it is anticipated" has been included to cover the unlikely possibility that the condition would not be met. With respect to the second condition, the following has been added: "The Sub-Adviser and Sub-Sub-Advisers will not impose or seek to impose on the Fund any 'unfair burden' as a result of the Transaction."

      COMMENTS 8 - 13 RELATE TO THE PROPOSALS. AS DISCUSSED, COMMENTS GIVEN WITH RESPECT TO PROPOSAL 1 ALSO APPLY, AS APPLICABLE, TO PROPOSALS 2 AND 3.

         COMMENT 8

      The following comments pertain to the discussion under the heading "The Interim Sub-Advisory Agreement":

      (a) In the second sentence of the first paragraph, please be more specific in describing the differences. In particular, please clarify the specific difference relating to compensation.

     (b) In the second sentence of the second paragraph, please describe what actions the Board will take if shareholders do not approve the applicable New Agreement.

         RESPONSE 8

     (a) In response to your comment, the referenced sentence in Proposal 1 has been revised to read as follows and similar revisions have been made to the corresponding provisions of Proposals 2 and 3: "Many of the terms of the Interim Sub-Advisory Agreement are substantially similar to those of the Prior Sub-Advisory Agreement; however, there are some differences, including differences in provisions relating to the effective date (which was the Closing
Date), termination (not later than June 4, 2018), and compensation arrangements (to provide that compensation is to be held in an escrow account)."

      (b) Because, at this point, describing the actions the Board would take if shareholder approval is not obtained would be speculation, the Trust has respectfully declined to revise the referenced sentence.

         COMMENT 9

     With respect to the first paragraph of the discussion under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreement and Prior Sub-Advisory Agreement," please revise to place more emphasis on material terms that are not changing. Please delete the statement that the description of the New Agreement is qualified in its entirety by reference to the applicable Exhibit.

         RESPONSE 9

     In response to your comment, the referenced provisions in Proposal 1 have been revised to read as follows and similar revisions have been made to the corresponding paragraphs in Proposals 2 and 3: "Most of the terms of the New Sub-Advisory Agreement (including, among others, those relating to services and, subject to an adjustment to reflect the fact that the Fund has been in existence for more than a year, fees) and the Prior Sub-Advisory Agreement are the same. However, the New Sub-Advisory Agreement will have a new effective date and initial term." In addition, the statement that the description of the New Agreement is qualified in its entirety by reference to the applicable Exhibit has been deleted.

         COMMENT 10

     If Item 22(c)(10) (regarding funds with similar investment objectives for which an investment adviser acts as such) is applicable, please add related disclosure.

         RESPONSE 10

     The Sub-Adviser has confirmed that the Sub-Adviser and Sub-Sub-Advisers do not advise, sub-advise or sub-sub-advise any other registered investment companies having an investment objective similar to that of the Fund. Accordingly, no disclosure in response to Item 22(c)(10) has been included in the Proxy Statement.

         COMMENT 11

     In conjunction with the descriptions of the provisions relating to fees, please indicate how the amounts paid to the Sub-Adviser and Sub-Sub-Advisers were $0. Please describe any applicable recoupment or waiver arrangements that were in place pre-Transaction and indicate if they are continuing post-Transaction. If there were applicable waiver and/or recoupment arrangements, please describe net and gross fees. In Proposal 1, please clarify the last sentence of the description of "Fees" (i.e., beginning with "If the average accrued fund ....... "). If fees are changing, please note, in particular, Items 22(a)(3)(iv) and 22(c)(9).

         RESPONSE 11

     In response to your comment, with respect to Proposal 1, the disclosure relating to fees has been revised as follows:

      "Under the terms of the investment management agreement dated October 27, 2015 between the Trust and the Adviser (the "Investment Management Agreement"), the Adviser receives a 'unitary' management fee and, in exchange for such fee, subject to certain exclusions, the Adviser is generally responsible for the expenses of the Fund (such expenses, the "Fund Expenses"). The Prior Sub-Advisory Agreement provided that the Adviser would pay the Sub-Adviser a sub-advisory fee equal to 50% monthly in arrears of any remaining monthly investment management fee paid to the Adviser for the average daily net assets allocated to the Sub-Adviser after the average Fund Expenses for the average daily net assets allocated to the Sub-Adviser accrued during the most recent twelve months (or shorter period during the first eleven months of the Agreement) are subtracted from the investment management fee for that month. The corresponding provision of the New Sub-Advisory Agreement is the same, except that the parenthetical reference to a shorter period during the first eleven months of the Agreement has been omitted given that the Fund has been in existence (and has therefore accrued Fund Expenses) for more than a year. The Prior Sub-Advisory Agreement and New Sub-Advisory Agreement both specify that if the average accrued Fund Expenses for any rolling average twelve-month period are greater than the investment management fee for the twelfth month of such period, no sub-advisory fee will be due to the Sub-Adviser for such month. Accordingly, in general terms, (taking into account the allocation and averages referred to above), the Sub-Adviser's compensation depends on the amount of the Adviser's unitary management fee that remains after payment of Fund Expenses.

     For the Fund's last fiscal year, after subtracting Fund Expenses as described above, the Adviser did not retain any of its investment management fee. Accordingly, the aggregate amount of the sub-advisory fees paid by the Adviser to the Sub-Adviser was $0."

     In response to your comment, with respect to Proposals 2 and 3, the disclosure relating to the $0 paid to the Sub-Sub-Advisers has been expanded as follows: "As described under Proposal 1, for the Fund's last fiscal year, the amount of the sub-advisory fee received by the Sub-Adviser was $0. Accordingly, for the Fund's last fiscal year, the aggregate amount of the sub-sub-advisory fees paid by the Sub-Adviser to [Sub-Sub-Adviser] was also $0."

     The Trust has confirmed that no recoupment or waiver arrangements are currently in effect or were in effect prior to the Transaction with respect to the Fund.

         COMMENT 12

     With respect to the description of the "Continuance" provisions, please clarify in plain English what is meant by "the manner required by the 1940 Act and the rules and regulations thereunder .... "

         RESPONSE 12

     In response to your comment, the referenced provisions of Proposal 1 have been revised to read as follows and similar revisions have been made to the corresponding provisions of Proposals 2 and 3: "The Prior Sub-Advisory Agreement became effective on the same date as the Investment Management Agreement, was originally in effect for an initial term of two years, and could be continued thereafter for successive one-year periods if such continuance was specifically approved at least annually in the manner required by the 1940 Act (which, in general terms, requires, among other things, approval by a majority of the

Independent Trustees at an in-person meeting) and the rules and regulations thereunder (after taking into effect any exemptive order, no-action assurances, or other relief, rule or regulation upon which the Fund may rely)."

         COMMENT 13

     With respect to the "Termination" provisions, please add the actual termination dates for the Prior and New Agreements.

         RESPONSE 13

     In response to your comment, the following has been added to the beginning of the description of the "Termination" provisions in Proposal 1 and similar revisions have been made to the corresponding provisions of Proposals 2 and 3:
"The Prior Sub-Advisory Agreement terminated on the Closing Date. If the New Sub-Advisory Agreement is approved by shareholders on April 23, 2018, it will expire on April 23, 2020 unless it is continued as described above (assuming it has not otherwise terminated prior to such date)."

         COMMENT 14

      The following comments pertain to the discussion under the heading "Board Considerations":

     (a) In the first sentence of the second paragraph, please add the amount of the cash consideration.

     (b) With respect to the fourth sentence of the second paragraph, please clarify the types of materials/information reviewed by the Trustees.

     (c) The disclosure of the rationale for the Board's decision to approve the New Agreements is based on a number of vague and general statements. Please review the disclosure for specificity and update as appropriate. For example, what measures of performance did the Board review? Was performance compared to that of peer funds? Were sub-advisory and sub-sub-advisory fees compared to those of industry peers/similar funds? Please disclose in greater detail how expenses were considered and describe any statistical data relating to the Sub-Adviser and Sub-Sub-Advisers that was considered. Please include information described in Item 22(c)(11) relating to any benefits to be derived by an investment adviser from the relationship with a fund. Please describe any negative consequences that were considered.

     (d) With respect to the second sentence of the fourth paragraph and the reference to "potential for economies of scale, if any," please delete such reference if economies of scale were not a factor. With respect to that same sentence, please describe "any fall-out benefits" in plain English. With respect to the last sentence, please add disclosure to explain why it was appropriate to continue to rely on materials that were approximately six months old.

         RESPONSE 14

     A marked copy of the Board Considerations, as revised to respond to your comments, is attached as Appendix A.

         COMMENT 15

     In the discussion under "Other Information - General Information," please add disclosure regarding the material features of the arrangement with AST Fund Solutions, LLC, the proxy solicitor.

         RESPONSE 15

     In response to your comment, the sentence referring to the proxy solicitor has been revised to read as follows: "A proxy solicitation firm, AST Fund Solutions, LLC, has also been engaged to provide proxy solicitation services, including mail and tabulation services, as well as services to facilitate mail, telephone and Internet voting, at a cost which is expected to be a total of approximately $4,500."

         COMMENT 16

     In the discussion under "Other Information - Use and Revocation of Proxies," please add disclosure pertaining to improperly marked proxy cards.

         RESPONSE 16

     In response to your comment, the second sentence below has been added to the referenced discussion: "Accordingly, unless instructions to the contrary are marked thereon, a properly executed and returned proxy will be voted FOR each Proposal, and at the discretion of the named proxies on any other matters that may properly come before the Meeting, as deemed appropriate. However, if instructions are marked on a proxy, but the proxy is not signed, it will be disregarded."

         COMMENT 17

     In the discussion set forth under "Other Information - Quorum and Voting Matters," please include a description of the effect of abstentions and broker non-votes for voting purposes. In addition, please revise the last paragraph of that discussion to reflect NYSE Rule 452 (under which brokers are not entitled to vote without instructions). As noted above in Comment 5, please clarify if the Proposals are contingent on each other.

         RESPONSE 17

     In response to your comment regarding Rule 452, the referenced discussion has been revised to read as follows: "Pursuant to certain rules promulgated by the New York Stock Exchange that govern voting by such broker-dealers, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matters, including the approval of a new investment management agreement (such as each New Agreement)." In addition, statements have been added that (1) abstentions and broker-non-votes will have the effect of a vote against each Proposal and
(2) the Proposals are contingent on each other.

         COMMENT 18

     Generally, throughout the Proxy Statement, please complete all blanks and update, as appropriate, the information.

         RESPONSE 18

     The Proxy Statement has been revised to respond to your comment.

     Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you have questions regarding any of the above responses.


                                      Very truly yours,

                                      CHAPMAN AND CUTLER LLP


                                      By:       /s/ Suzanne M. Russell
                                            -------------------------------
                                                  Suzanne M. Russell